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                      U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

                                  FORM  12b-25
                                                               SEC File No:
                            NOTIFICATION OF LATE FILING            0-12968

                              Form 10-K or 10-KSB

                      For Period Ended December 31, 1995


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

          Not applicable. The filing relates to the entire Form 10-K or 10-KSB.

PART I--REGISTRANT INFORMATION

   Full Name of Registrant:  INMEDICA DEVELOPMENT CORPORATION

                     Address of Principal Executive Office:
                          495 East 4500 South, Suite 230

               City, State and Zip Code:  Salt Lake City, Utah 84107


PART II--RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III--NARRATIVE

     State below in reasonable detail the reasons why Form 10-K or 10-KSB or portion thereof could not be filed within the prescribed time period.

     The reason the report could not be timely filed is that the Company had an unusual number of significant developments during the year and additional time was necessary to analyze this information. The Company is also finalizing offers to eliminate certain debenture debt. During the period of the extension, the Company may receive information to report regarding the status of the offers to eliminate debt and be able to make disclosure of any developments regarding the same.

PART IV--OTHER INFORMATION

     (1)  The person to contact in regard to this notification is:

          Scott R. Jenkins               (801)    531-8300

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s).                [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

     The Company expects to report gross revenues of approximately $690,000 for the year ended 12/31/95 as compared to $650,000 for the prior year, which had included five quarters of royalty revenues compared with four quarters for the 1995 year. The Company's general and administrative expense is expected to increase by approximately $55,000 for the 1995 year when compared to the 1994 year and research and development expense is expected to increase by approximately $200,000 for 1995 as compared to 1994. Notwithstanding the increase in expenses, due to the increase in revenues and to extraordinary gain of about $200,000, the Company's net income is expected to increase by about $30,000 for 1995 when compared to 1994.

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                INMEDICA DEVELOPMENT CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 29, 1996               By:    /s/ Richard Bruggeman
                                        ----------------------------
                                        Richard Bruggeman, Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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